N E W S   R E L E A S E

TALISMAN ENERGY INC.

CONFERENCE CALL

CALGARY, Alberta – October 28, 2002 – Talisman Energy Inc. has scheduled a telephone conference call for investors and analysts on Friday November 1, 2002 at 11:00 a.m. MST (1:00 p.m. EST) to discuss Talisman’s third quarter results.  Participants will include Dr. Jim Buckee, President and Chief Executive Officer and members of senior management.  Talisman expects to release its quarterly results after markets close on Wednesday, October 30, 2002.

To participate in the conference, please contact the Talisman Energy Conference Operator at 10:50 a.m. (MST), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:

1-800-814-3911 (North America)

or

1-416-640-4127 (Local Toronto & International)

A replay of the conference will be available at approximately 2:00 p.m. (MST) on , Friday November 1, 2002 to 11:59 p.m. Friday November 29, 2002.  If you wish to access this replay, please call:

1-877-289-8525 (North America)  passcode  215501#

or

1-416-640-1917 (Local Toronto & International) passcode  215501#

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations &

  Corporate Communications

Phone:

403-237-1196

Fax:

403-237-1210

E-mail:

tlm@talisman-energy.com

29/2002

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~